July 25, 2011

Via Edgar

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:           Dana Brown

Re:	Morton’s Restaurant Group, Inc.
Form 10-K for the year ended January 2, 2011
Filed March 4, 2011
File No. 001-12692

Dear Mr. Brown:

This letter is in response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in its letter dated July 14, 2011 (the “Comment Letter”), concerning the annual report on Form 10-K for the year ended January 2, 2011 filed on March 4, 2011, the definitive proxy statement on Schedule 14-A filed on April 1, 2011 and the Form 8-K filed on May 4, 2011 by Morton’s Restaurant Group, Inc (the “Company”). Attached are the Company’s responses to each of your specific comments. For the convenience of the Staff, we have repeated each of the Staff’s comments in italics immediately above our response to each corresponding comment.

In connection with responding to the Staff’s comments, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments or require further information with respect to the attached responses, please do not hesitate to call me at (312) 755-4297.

Securities and Exchange Commission

July 25, 2011

Very truly yours,

/S/ RONALD M. DINELLA
Ronald M. DiNella
Senior Vice President and Chief Financial Officer

cc:	Christopher J. Artinian Morton’s Restaurant Group, Inc. Chief Executive Officer and President Scott D. Levin Senior Vice President, General Counsel and Secretary

Securities and Exchange Commission

July 25, 2011

Morton’s Restaurant Group Inc.’s Responses

Annual Report on Form 10-K for the fiscal year ended January 2, 2011

Risk Factors, page 10

1.	We note the statement “any of the other risks described in this Form 10-K” on page 10. All material risks should be discussed in this section. Please confirm that you will remove this language in future filings.

We confirm that in future filings we will remove the statement “any of the other risks described in this Form 10-K” as requested by the Staff.

Financial Statements, page 47

Statement of Cash Flows, page 52

2.	We note that on your statement of cash flows, “net income (loss) attributable to controlling interest” is reconciled to net cash provided by operating activities. Please note that under the guidance ASC 230-10-45-28 the statement of cash flows should reconcile “net income” (rather than “net income attributable to controlling interest”) to net cash provided by operating activities. Please revise future filings accordingly.

The revision requested by the Staff was made in our quarterly report on Form 10-Q that was filed with the Commission on May 6, 2011. In future filings, we will reconcile “net income” (rather than “net income attributable to controlling interest”) to net cash provided by operating activities in our statement of cash flows as requested by the staff.

Notes to Consolidated Financial Statements, Page 53

General

3.	We note from your disclosure in Note 12 that during 2009 you recorded impairment charges to certain long-lived assets and to the intangible asset. Please revise future filings to include the disclosures required by ASC 820-10-50-5 for all assets and liabilities that are measured at fair value on a non-recurring basis. Please note that under ASC 820-10-50-8 these disclosures should be made in tabular format.

In future filings, we will include the disclosures, in tabular format, required by ASC 810-10-50-5 for all assets and liabilities that are measured at fair value on a non-recurring basis as requested by the staff.

Securities and Exchange Commission

July 25, 2011

Note 14. Legal Matters and Contingencies, page 70

4.	We note your disclosure in the last paragraph of Note 14 that you are involved in various other claims and legal actions, including claims and legal actions by landlords, arising in the ordinary course of business. You further disclose that you do not believe that the ultimate resolution of these actions will have a material adverse effect on the Company’s financial condition, however, an adverse judgment by a court or an arbitrator or a settlement could adversely impact your results of operations and liquidity position in any given period. In light of this disclosure that there may be an adverse impact on the results of operations and liquidity position, we believe that under ASC 450-20-50 you are required to disclose the nature and amount of any reasonably possible losses. You may comply with these disclosure requirements as follows:

•	Disclose the amount or range of reasonably possible losses;

•

Disclose that any such amount in addition to that accrued is not material to the financial statements (disclosure that it would not be material to the balance sheet but may be to the income statement is not acceptable); or

•	Disclose that the amount cannot be estimated.

Please provide us with draft disclosure language indicating how you intend to comply with this guidance in future filings.

In future filings, we will disclose the nature and amount of any reasonably possible losses by, based on our assessment of the relevant facts and circumstances, either:

•	Disclosing the amount or range of reasonably possible losses;

•	Disclosing that any such amount in addition to that accrued is not material to the financial statements; or

•	Disclosing that the amount cannot be estimated.

With respect to the Company’s disclosure in the last paragraph of Note 14, the Company has determined that any amounts in excess of the amounts accrued related to an adverse judgment or a settlement are not material to our financial statements and we will remove the following sentence in future filings, “However, an adverse judgment by a court or an arbitrator or a settlement could adversely impact the Company’s results of operations and liquidity position in any given period.”

Securities and Exchange Commission

July 25, 2011

Definitive Proxy Statement filed April 1, 2011

5.	We note on page 15 that you use targeted EBITDA and EPS in determining annual incentive bonus payments. However, it appears that you have not disclosed EBITDA and EPS targets for the performance period. Please confirm that in future filings you will disclose the specific performance targets used to determine annual incentive bonus payments. Alternatively, provide a supplemental analysis as to why it is appropriate to omit these targets. To the extent that it is appropriate to omit these targets, please provide the disclosure pursuant to Instruction 4 to Item 402(b) of Regulation S-K. General statements regarding the level of difficulty, or ease, associated with achieving performance goals are not sufficient. In discussing how likely it will be for the company to achieve the target levels or other factors, provide as much detail as necessary without providing information that poses a reasonable risk of competitive harm.

In future filings, we will disclose the specific performance targets used to determine annual incentive bonus payments as requested by the staff.

Form 8-K filed May 4, 2011

6.	Item 2.02 of Form 8-K and Item 10(e)(1)(i) of Regulation S-K requires that whenever one or more non-GAAP financial measures are included in a filing with the Commission the registrant must include a presentation, with equal or greater prominence, of the most directly comparable financial measure or measures calculated and presented in accordance with generally accepted accounting principles. Given that your non-GAAP adjusted net income is disclosed prior to the corresponding GAAP amounts on the first page, we believe the non-GAAP measure has been given greater prominence. Please revise future filings to present the equivalent GAAP measure with equal or greater prominence to the non-GAAP financial measure.

In future filings, beginning with our release of earnings for the second quarter of fiscal 2011, whenever we present one or more non-GAAP financial measures, we will give the most directly comparable GAAP measure equal or greater prominence as requested by the staff.